Exhibit 12

United Parcel Service, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(in millions)	Six Months Ended June 30,
	2003	2002
Earnings:
Earnings before income taxes and accounting changes	$1,934	$1,908
Add: Interest expense	63	91
Add: One-third of rental expense (a)	66	66
Total earnings	$2,063	$2,065

Fixed Charges:
Interest expense	$63	$91
Interest capitalized	15	12
One-third of rental expense (a)	66	66
Total fixed charges	$144	$169

Ratio of Earnings to Fixed Charges	14.3	12.2

(a) Considered to be representative of interest factor in rental expense.